UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

    For the month of March, 2022

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – AGM Calling and Agenda
2

TELEFÓNICA, S.A. in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

The Board of Directors of TELEFÓNICA, S.A. at its meeting held today, has resolved to call the Annual General Shareholders’ Meeting to be held in Madrid, at the offices of Telefónica, S.A. located in Distrito Telefónica, Ronda de la Comunicación s/n, Central Building Auditorium, at 11:00 a.m. on April 8, 2022 on second call, in the event that the legally required quorum is not reached and therefore the Meeting cannot be held on the first call that is hereby called on April 7, 2022 at the same place and time. This corporate event may also be attended remotely upon the terms set forth in the calling.
To this end, the following documents are hereby enclosed to this report:
–Full text of the calling.
–Full text of the proposals to be submitted for approval of the Annual General Shareholders’ Meeting.
The calling, the proposals and the additional information related to the Annual General Shareholders’ Meeting detailed in the official calling, are available to shareholders on the Company’s website, www.telefonica.com.

Madrid, 4, March 2022

Gran Vía, 28 - 9ª Planta - 28013 Madrid

    TELEFÓNICA, S.A.
    Ordinary General Shareholders’ Meeting

        By resolution of the Board of Directors of TELEFÓNICA, S.A., the shareholders are hereby called to the Ordinary General Shareholders’ Meeting, to be held in Madrid, at the offices of Telefónica, S.A. located in Distrito Telefónica, Ronda de la Comunicación s/n, Central Building Auditorium, at 11:00 a.m. on April 8, 2022 on second call, in the event that the legally required quorum is not reached and therefore the Meeting cannot be held on the first call that is hereby scheduled for April 7, 2022 at the same place and time. This corporate event may also be attended remotely upon the terms set forth in this announcement.

        The matters to be discussed and voted upon at this Ordinary General Shareholders’ Meeting are those contained in the following

    AGENDA
I.Individual and consolidated Annual Accounts, consolidated non-financial information and management of the Board of Directors of Telefónica, S.A. during fiscal year 2021.
I.1.    Approval of the Annual Accounts and of the Management Report of both Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2021.
I.2.    Approval of the Statement of Non-Financial Information of the Consolidated Group of Companies led by Telefónica, S.A. for fiscal year 2021 included in the Consolidated Management Report of Telefónica, S.A. and of its Group of Companies for such fiscal year.
I.3.    Approval of the management of the Board of Directors of Telefónica, S.A. during fiscal year 2021.
II.Approval of the Proposed Allocation of the Profits/Losses of Telefónica, S.A. for fiscal year 2021.
III.Re-election of the Statutory Auditor for fiscal year 2022.
IV.Re-election, ratification and appointment of Directors, if applicable.
IV.1    Re-election of Mr. José María Abril Pérez as Proprietary Director.
IV.2    Re-election of Mr. Ángel Vilá Boix as Executive Director.
IV.3    Re-election of Ms. María Luisa García Blanco as Independent Director.
IV.4    Re-election of Mr. Francisco Javier de Paz Mancho as Other External Director.
IV.5    Ratification of the interim appointment (co-option) and appointment of Ms. María Rotondo Urcola as Independent Director.
V.Setting the number of members of the Board of Directors at fifteen.

VI.Reduction of share capital through the cancellation of own shares, excluding the right of creditors to object, amending the text of Article 6º of the By-Laws relating to share capital.
VII.Shareholder compensation.
VII.1    Shareholder compensation by means of a scrip dividend. Approval of an increase in share capital with a charge to reserves by such amount as may be determined pursuant to the terms and conditions of the resolution, through the issuance of new ordinary shares having a par value of one euro each, and with a provision for incomplete allotment. Offer to the shareholders to purchase their free allotment rights at a guaranteed price.
VII.2    Shareholder compensation by means of the distribution of dividends with a charge to unrestricted reserves.
VIII.Approval of a Global incentive share purchase Plan for shares of Telefónica, S.A. for the Employees of the Telefónica Group.
IX.Delegation of powers to formalize, interpret, rectify and carry out the resolutions adopted by the shareholders at the General Shareholders’ Meeting.
X.Consultative vote on the 2021 Annual Report on Director Remuneration.
Pursuant to Section 528 of the Companies Act (Ley de Sociedades de Capital), after the presentation of the items included on the Agenda, there will also be a report on the amendments to the Regulations of the Board of Directors of the Company approved since the last General Shareholders’ Meeting.
GENERAL RECOMMENDATION
(SPECIAL MEASURES ARISING FROM COVID-19)

As a consequence of the health crisis caused by COVID-19, and in view of the possibility that there are regulatory restrictions or recommendations from health authorities affecting the mobility of people or their ability to hold a meeting on the date on which the General Shareholders’ Meeting is scheduled to be held, the Board of Directors of the Company has resolved:

•To recommend that the shareholders or their representatives participate in the General Meeting remotely (by granting their proxy or casting their vote prior to the holding of the Meeting, or by attending the Meeting remotely) and that they follow the Meeting by audiovisual means through the Company’s corporate website (www.telefonica.com).

•To advise against physical attendance at the General Shareholders’ Meeting. It should be cautioned that physical attendance may be subject to restrictions due to health-related requirements that may affect access to or location within the rooms designated for the meeting. Those shareholders or representatives who decide to participate in the General Shareholders’ Meeting by physically attending the meeting venue must comply with such measures or restrictions as may be applicable on the date the General Shareholders’ Meeting is held in order to safeguard the health of all attendees. Such measures and restrictions can be viewed on the Company’s corporate website (www.telefonica.com) and may be updated as the health situation evolves.
•Not to deliver any gifts at the time the attendees are allowed in.
As soon as reasonably possible, the Company will report any changes or measures adopted in connection with the holding of the General Shareholders’ Meeting both on its corporate website (www.telefonica.com) and through such additional means of communication as are deemed necessary. In any event, shareholders are kindly asked to check the corporate website (www.telefonica.com), or to contact by telephone on 900 111 004 or by e-mail at accionistas@telefonica.com, on the days prior to the holding of the meeting about applicable measures or restrictions regarding in-person attendance at the meeting.

SUPPLEMENT TO THE CALL TO THE GENERAL SHAREHOLDERS’ MEETING

Shareholders representing at least three percent of the share capital may request the publication of a supplement to this call to the General Shareholders’ Meeting, including one or more items on the Agenda, provided the request is accompanied by the rationale therefor or, if appropriate, by a well-founded proposed resolution. This right must be exercised by means of verifiable notice (which will include the corresponding documents evidencing shareholder status) that must be received at the Company’s registered office (Gran Vía, número 28, Madrid, código postal 28013, to the attention of the Secretary of the Board of Directors) within five days of the publication of this announcement of call to meeting. In addition, and as provided in Section 519 of the Companies Act, shareholders representing at least three percent of the share capital may, within five days following the publication of this announcement of call to meeting, submit well-founded proposed resolutions on matters that have already been included or that must be included in the Agenda.

RIGHT TO RECEIVE INFORMATION

    In connection with Items I, II, IV, VI, VII and X of the Agenda, and pursuant to applicable laws and regulations, it is stated for the record that shareholders have the right to examine and obtain at the Company’s registered office, or to request the Company to send them, immediately and free of charge, a copy of the following documents:

•Individual and consolidated Annual Accounts of Telefónica, S.A. and the proposed allocation of profits/losses, all for fiscal year 2021.
•Individual and consolidated Management Reports of Telefónica, S.A. for fiscal year 2021.
•Statement of Non-Financial Information of the Consolidated Group of Companies led by Telefónica, S.A. for fiscal year 2021, which forms a part of the Consolidated Management Report of Telefónica, S.A. and of its Group of Companies for such fiscal year.
•Audit Reports on the individual and consolidated Annual Accounts of Telefónica, S.A. for fiscal year 2021.
•Report of the Board of Directors regarding the proposals for re-election and for ratification and appointment of Directors referred to in item IV of the Agenda,

which includes the full text of the proposals, the curricula of the candidates for re-election or for ratification and appointment, the classification thereof, and the Report of the Nominating, Compensation and Corporate Governance Committee in relation to such proposals.
•Report of the Board of Directors regarding the proposed reduction in share capital through the cancellation of own shares referred to in item VI of the Agenda, which includes the full text of the proposal.
•Report of the Board of Directors regarding the proposed shareholder compensation by means of a scrip dividend referred to in item VII.1 of the Agenda, which includes the full text of the proposal.
•Annual Report on the Remuneration of Directors of Telefónica, S.A., which is submitted to a consultative vote under item X of the Agenda.

        In view of the situation caused by COVID-19, shareholders who wish to obtain a copy of any or all of the documents mentioned above are advised to send their request by e-mail to accionistas@telefonica.com.
        Pursuant to Sections 197 and 520 of the Companies Act, the shareholders may, until the fifth day prior to the date on which the General Shareholders’ Meeting is scheduled to be held and by completing the form posted on the Company’s corporate website (www.telefonica.com) for such purpose, or by postal correspondence sent to the Company’s registered office (Gran Vía, número 28, Madrid, código postal 28013, to the attention of the Shareholder Office (Oficina del Accionista)), or by sending an e-mail to accionistas@telefonica.com, request such information or clarifications as they deem necessary, or ask such questions as they deem appropriate, regarding the matters included on the Agenda or about the information available to the public that has been provided by Telefónica, S.A. to the Spanish National Stock Market Commission (Comisión Nacional del Mercado de Valores) since April 23, 2021, i.e., the date on which the last General Shareholders’ Meeting was held, or regarding the Statutory Auditor’s reports mentioned above.
    Regardless of the right to receive information referred to above, following the date of publication of the announcement of the call to meeting, the following documents and information, among others, will be available on the Company’s corporate website (www.telefonica.com):

•This announcement of the call to meeting.
•The total number of shares and voting rights on the date of the call to meeting.
•The Individual Annual Accounts, the Management Report and the Statutory Auditor’s Report for fiscal year 2021, as well as the Consolidated Annual Accounts, the Management Report of the Group (which includes the Statement of Non-Financial Information of the Group) and the Statutory Auditor’s Report for such fiscal year.
•The full text of the resolutions proposed regarding each of the items on the Agenda, as well as the corresponding Reports of the Board of Directors in relation to items IV, VI and VII.1, and the Report of the Nominating, Compensation and Corporate Governance Committee in relation to item IV.
•The form of proxy-granting or distance voting card.
•The Annual Report on the Remuneration of Directors of Telefónica, S.A. for fiscal year 2021.

•The Annual Corporate Governance Report for fiscal year 2021.
•The current text of the By-Laws.
•The current text of the Regulations for the General Shareholders’ Meeting.
•The current text of the Regulations of the Board of Directors.
•The Auditor independence Report.
•The Reports on the operation of the Audit and Control Committee and of the Nominating, Compensation and Corporate Governance Committee.
•The Audit and Control Committee Report on related-party transactions.

RIGHT TO ATTEND THE MEETING IN PERSON OR BY PROXY

        The right to attend the General Shareholders’ Meeting hereby called accrues to shareholders that hold at least 300 shares registered in their name in the corresponding book-entry register five days in advance of the date on which the Meeting is to be held and who provide evidence thereof by means of the appropriate attendance card or by producing a certificate issued by the Company or by any of the depositaries participating in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR), or by any other means allowed under applicable law.

        Any shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, who need not be a shareholder. A proxy may be granted by using the proxy-granting form printed on the attendance card or by any other means allowed by law. The documents containing proxies for the General Shareholders’ Meeting must set forth the instructions regarding the direction of the vote. Unless expressly stated otherwise by the shareholder granting the proxy, it shall be understood that the proxy-holder is specifically instructed to vote in favor of the proposed resolutions submitted by the Board of Directors regarding the matters on the Agenda, and against the resolution in question in relation to any matters that are not included in the Agenda and are thus unknown on the date that the proxy is granted but which may be submitted to a vote at the General Shareholders' Meeting.

If the proxy-granting document does not set forth a specific person to whom the shareholder grants the proxy, such proxy shall be deemed granted in favor of the Chairman of the Board of Directors of the Company or of such other person as may replace him as Chair of the General Shareholders’ Meeting. In the event that the appointed representative is involved in a conflict of interest upon voting on any of the proposals, whether or not included in the Agenda, that are submitted to the shareholders at the General Shareholders’ Meeting, and the shareholder has not given specific voting instructions, the proxy shall be deemed granted to the Secretary for the General Shareholders’ Meeting.

        Shareholders who do not hold the minimum number of shares required to attend may grant a written proxy in respect thereof in favor of another shareholder having the right to attend or come together with other shareholders that are in the same situation, such that they reach the required number of shares, and grant a written proxy to one of such shareholders.

        The Company will enable appropriate means to facilitate the access to the venue of the General Meeting to attendees with reduced mobility. There will also be a sign language interpreter to facilitate the monitoring of the proceedings at the General Meeting by persons with hearing impairment.
REMOTE ATTENDANCE AT THE GENERAL MEETING
Furthermore, pursuant to Articles 21 of the By-Laws and 18 of the Regulations for the General Shareholders’ Meeting, the Board of Directors has resolved that the Meeting can also be attended using electronic means that allow for a real-time connection with the venue where the Meeting is being held (“Remote Attendance”).
The mechanisms for remote attendance at the Meeting will be enabled on the “2022 General Shareholders’ Meeting/Remote Attendance”, web page, available on the Company’s corporate website (www.telefonica.com) (the “Website”), where the instructions for remote attendance will also be available. Remote Attendance will be available from any device with access to the internet (including mobile phones and tablets).
Remote Attendance at the Meeting shall be subject to the following basic rules, and to the extent not expressly provided for, to the provisions set forth on the Company’s corporate website, to the provisions of law, to the By-Laws and to the Regulations for the General Shareholders’ Meeting:

a)Prior registration
Shareholders (or their proxy-holders) must first register to be able to access the remote attendance platform on the day of the Meeting. For that purpose, they must, between 0:00 hours on April 2, 2022 and midnight (24:00 hours) on April 6, 2022, provide evidence of their identity in the software program provided for such purpose on the above-mentioned Website by means of: (i) the Electronic National Identity Document, (ii) a recognized, valid and current electronic user certificate, as provided in Law 6/2020, of November 11, regulating certain aspects of electronic trust services, issued by the Spanish Public Certification Body (CERES), a division of the Spanish Royal Mint (Fábrica Nacional de Moneda y Timbre), or (iii) filling out the authentication form available on the Website, which form requires identification with their National Identity Document, Alien Registration Card (Tarjeta de Identidad de Extranjero) or passport and, if appropriate, and a statement of the number of shares owned (including co-owned shares). In this latter case, provided that there are no technical obstacles, the Company will perform a real-time verification of the data provided by the shareholder, comparing them to the information available thereto. The Company reserves the right to request such additional means of identification from shareholders as it deems necessary to verify their status as shareholders and to guarantee the authenticity of remote attendance at the General Shareholders’ Meeting.

b)Connection and attendance
Pursuant to the provisions of the Regulations for the General Shareholders’ Meeting, and in order to ensure proper management of the remote attendance systems, shareholders (or their proxy-holders) wishing to attend the

Meeting and vote by remote means of communication must access the remote attendance platform by identifying themselves with their identification document number and the password chosen during the prior registration process referred to in section a) above and must connect between 8:00 a.m. and 10:00 a.m. on the day the meeting is held. No access by attendees will be allowed outside of this time period.
If applicable, on April 7, 2022, after verifying the lack of a sufficient quorum to hold the General Meeting, the Company shall publish this circumstance on the Website, confirming that the Meeting will ultimately be held on second call. In this case, attendees who have accessed the remote attendance platform on first call must access again on April 8, 2022, between 8:00 a.m. and 10:00 a.m., as explained in the preceding paragraph.
If the person attending remotely has been granted proxies, and provided that they were received by the Company within the periods established for such purpose, the software program will present them to such person for acceptance. For this purpose, as indicated in the preceding sections, shareholders wishing to be represented at the General Shareholders’ Meeting by another person who is going to attend remotely must have previously informed the Company of such proxy representation by electronic means (via the Website, by telephone (900 111 004) or by e-mail to accionistas@telefonica.com) or by postal correspondence (by sending it to the attention of the Shareholder Office (Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid)).
The presiding committee of the General Shareholders’ Meeting, and the Notary, if any, shall have direct access to the connection systems allowing attendance at the General Shareholders’ Meeting, such that they are directly and immediately aware of communications made by shareholders attending remotely and the statements they make.
Shareholders (or their proxy-holders) who have accessed the remote attendance platform to attend remotely and who wish to leave the General Shareholders’ Meeting by stating it for the record before the Notary may do so by following the procedure provided for this purpose in the software application. Once they have communicated their express desire to leave the meeting, all of their subsequent actions will be deemed to have not occurred.
For those persons who attend the Meeting remotely, the remote attendance mechanisms will be shut down at the end of the General Meeting or, if applicable, if it is verified that there is not a sufficient quorum to hold the meeting.
c)Presentations
Shareholders (or their proxy-holders) who, in the exercise of their rights, intend to make presentations at the Meeting or, if applicable, request information or clarifications regarding the items on the Agenda, request clarifications regarding information accessible to the public that has been provided by the Company to the Spanish National Stock Market Commission since the holding of the last General Shareholders’ Meeting or regarding the statutory auditor’s report, or to make proposals in those cases allowed by law, shall state their intention to do so at the time they access the remote attendance platform as set forth in section b) above. After said statement and until the Chair declares the valid establishment of the Meeting, remote attendees may submit and send their presentation, question or proposal in writing exclusively through the presentation form made available for this purpose. A remote attendee who wants their presentation to appear in the minutes of the Meeting must so expressly state in the text of such presentation.
If the General Meeting is held on second call, remote attendees who have connected to the meeting on first call and who have submitted presentations and proposed resolutions or requests for information or clarifications must send them again, as stated above, on the day that the meeting is held; otherwise they shall be deemed to have not been submitted.
Pursuant to the provisions of Section 182 of the Companies Act. requests for information or clarification submitted by remote attendees may be answered verbally during the General Shareholders’ Meeting or in writing within seven days after the Meeting is held.
d)Voting
Votes on the proposals regarding items included on the Agenda may be cast as from the time that the Chair declares the valid establishment of the Meeting, and provided that the attendee has accessed the remote assistance platform in accordance with the procedure set forth b) above.
As to proposed resolutions on those matters that by law are not required to appear on the Agenda, remote attendees may cast their votes as from the time stated by the Chair, once the proposal has been submitted and read aloud.
In any event, the process of remote voting regarding all of the proposals submitted at the Meeting will end when the vote on the proposed resolutions commences at the venue where the meeting is held after the Secretary of the Meeting has read aloud the summaries of the proposed resolutions.
The procedure set forth in the By-Laws and in the Regulations for the General Shareholders’ Meeting shall apply to voting on proposed resolutions.
e)Other matters
Legal entities and non-residents of Spain must ask the Shareholder Office (accionistas@telefonica.com) to adjust, with appropriate guarantees, the mechanisms for attending the Meeting through remote means of communication in real time.
In cases of co-owners of a deposit of securities, the first of them to register (whether physically or remotely) shall be deemed an attendee, and therefore any subsequent access by the other co-owners shall be rejected. In this regard, and for purposes of Section 126 of the Companies Act, it is presumed that the co-owner who first registers (physically or remotely) has been designated by the other co-owners to exercise the shareholder rights.

It is the sole responsibility of the shareholder (or their proxy-holder) to maintain custody of the means of identification required for accessing and using the remote attendance service. A legal entity must give notice of any change in or revocation of the powers held by its representative, and the Company therefore declines any responsibility until such notice is given.

PROXY-GRANTING AND VOTING BY REMOTE MEANS OF COMMUNICATION PRIOR TO THE MEETING

        Pursuant to Articles 20 and 25 of the By-Laws and 13 and 22 of the Regulations for the General Shareholders’ Meeting and to the resolution adopted by the Board of Directors as permitted by the aforementioned provisions, the exercise of proxy representation and voting rights prior to the General Meeting by remote means of communication shall be governed by the following provisions:

1.- Proxy-granting or voting prior to the General Shareholders’ Meeting by electronic means.

        Shareholders wishing to grant a proxy or to cast their vote by electronic means prior to the holding of the General Shareholders’ Meeting must access the “2022 General Shareholders’ Meeting/Proxy-granting and Voting by Electronic Means”, section, available on the Company’s corporate website (www.telefonica.com) (the “Website”) and follow the instructions to grant a proxy or to exercise their right to vote prior to the General Shareholders’ Meeting that are specified therein.

        To such end, shareholders must provide evidence of their identity in the software program provided for such purpose on the above-mentioned Website by means of: (i) the Electronic National Identity Document, (ii) a recognized, valid and current electronic user certificate, as provided in Law 6/2020, of November 11, regulating certain aspects of electronic trust services, issued by the Spanish Public Certification Body (CERES), a division of the Spanish Royal Mint (Fábrica Nacional de Moneda y Timbre), or (iii) filling out the authentication form available on the Website, which form requires identification with their National Identity Document, Alien Registration Card (Tarjeta de Identidad de Extranjero) or passport and a statement of the number of shares owned (including co-owned shares). In this latter case, provided that there are no technical obstacles, the Company will perform a real-time verification of the data provided by the shareholder, comparing them to the information available thereto. The Company reserves the right to request such additional means of identification from shareholders as it deems necessary to verify their status as shareholders and to guarantee the authenticity of the proxy-granting and the vote.

        Furthermore, shareholders who are natural persons may also grant their proxy or cast their vote prior to the holding of the General Shareholders’ Meeting by calling the telephone number of the Shareholder Office 900 111 004.

        Shareholders who are natural persons and who choose to grant their proxy or cast their vote by telephone must identify themselves by stating the number of their National Identity Document, Alien Registration Card or passport and the number of shares they own (including co-owned shares), which the Company will verify in real time if there are no technical obstacles, comparing the information provided by the shareholders to the information available thereto.

        For all purposes, including with respect to the rules of priority among proxies, distance voting prior to the General Meeting and attendance, and the deadlines to grant a proxy or cast a distance vote, proxies granted and votes cast by telephone shall be deemed proxies and distance votes sent by electronic means, pursuant to the provisions of Article 20.4 of the By-Laws.

        If deemed appropriate to mitigate the risk of identity theft, the Company may send a written notice by postal correspondence to the address appearing in the records of IBERCLEAR or of the Company advising of the remote participation of those shareholders granting their proxy or casting a distance vote using any of the alternatives described above.

2.- Proxy-granting or voting prior to the General Shareholders’ Meeting by postal or electronic correspondence.

        Shareholders wishing to grant a proxy or to cast their vote by postal correspondence may complete and sign the proxy-granting or distance voting card prepared by the Company and send it to the attention of the Shareholder Office (Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid). The proxy-granting or distance voting card may also be sent to the Company by e-mail to accionistas@telefonica.com.

        A shareholder may also grant a proxy or vote through cards issued by depositaries. In this case, the shareholder must complete the sections relating to proxy-granting or distance voting, if any, on the card issued by the depositary, and send it by postal correspondence to the Company, to the attention of the Shareholder Office (Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid). The proxy-granting or distance voting card may also be sent to the Company by e-mail to accionistas@telefonica.com.

        Shareholders that are legal entities must send to the Company a photocopy of a power of attorney with sufficient powers evidencing the authority of the individual signing the proxy-granting or distance voting card in the name of the legal entity.

        If a proxy is granted to a person other than one of the members of the Board of Directors, the proxy-holder who intends to attend the meeting in person must deliver a copy of the proxy-granting card at the entry doors on the day of the General Shareholders’ Meeting.

        Should they wish to revoke the proxy granted, shareholders must contact the Company, at the Shareholder Office (phone no.: 900 111 004), before midnight on April 6, 2022.

        Shareholders may obtain the Company’s proxy-granting or distance voting card by downloading and printing it from the Website, by retrieving it from the registered office of the Company, or by requesting the Shareholder Office (phone no.: 900 111 004 / e-mail: accionistas@telefonica.com) to send it without charge. In view of the situation caused by COVID-19, shareholders who wish to obtain the proxy-granting or distance voting card are advised to use means other than retrieving it at the registered office of the Company.

3.- Provisions common to the exercise of proxy-granting or voting rights by remote means of communication.

a)Deadline for receipt by the Company and verification of shareholder status.
        In order to be valid, both the proxies granted and the votes cast prior to the General Shareholders’ Meeting by remote means of communication (whether by electronic means or by postal correspondence) must be received by the Company before midnight on April 6, 2022.

        The proxy or distance vote shall only be deemed to be valid if the status as shareholder is confirmed, through verification of the fact that the ownership information and the number of shares provided by each person granting a proxy or voting by remote means of communication are the same as the data provided by IBERCLEAR. In the event of a discrepancy between the number of shares reported by the shareholder and the number set forth in the IBERCLEAR file, the number of shares provided by IBERCLEAR shall prevail for purposes of quorum and voting.

        In the event of co-ownership of shares, the person granting the proxy or casting the vote from a distance shall be deemed to have been appointed to exercise the shareholder rights, if such person is one of the co-owners.

b)Rules of priority between proxy-granting and voting by remote means of communication and attendance at the General Shareholders’ Meeting.
        Attendance at the General Shareholders’ Meeting by a shareholder who has previously granted a proxy or voted by remote means of communication (whether by electronic means or by postal correspondence) shall render null and void the proxy granted or the vote cast.

        In the event that a shareholder grants several proxies and/or casts several votes (whether by electronic means or by postal correspondence), the action (proxy-granting or voting) taken last shall prevail. If the time when the shareholder granted the proxy or cast the vote is uncertain, the vote (regardless of the means used to cast it) shall prevail over the proxy-granting. If the shareholder cast several votes in different directions, by electronic or postal means, the vote cast last shall prevail.

c)Other matters.
        Both proxies granted and votes cast by remote means of communication shall be rendered null and void by the disposal of the shares of which the Company becomes aware.
        Suspension of electronic systems / Interconnection failures

        For both the grant of proxies and the casting of votes through remote means of communication and remote attendance at the Meeting, the Company reserves the right to modify, suspend, cancel or limit the mechanisms for electronic voting or proxy-granting and/or remote attendance whenever technical or security reasons make it advisable or so require. If any of such instances occurs, it will be announced on the Website. All of the foregoing is without prejudice to the validity of the proxies already granted, the votes already cast or to shareholders’ attendance and proxy rights.

        The Company shall not be liable for any damage that may be sustained by shareholders as a result of failures, overloads, downtime, failed connections or any other contingency of the same or like nature beyond the Company’s control that prevents the use of the mechanisms for electronic proxy-granting or voting and/or remote attendance. Accordingly, such circumstances shall not constitute an unlawful deprivation of shareholders’ rights. without prejudice to the adoption of the measures required by each situation, including a temporary suspension or prolongation of the Meeting if required to guarantee the full exercise of rights by the shareholders or their proxy-holders.

ELECTRONIC SHAREHOLDERS’ FORUM

        Pursuant to the provisions of Section 539.2 of the Companies Act, on the occasion of the call to meeting and until the General Shareholders’ Meeting is held, Telefónica, S.A. has enabled an Electronic Shareholders’ Forum on the Company’s corporate website (www.telefonica.com), which shall be accessible, with appropriate safeguards, by both individual shareholders and any shareholder associations they may create.

        Proposed resolutions sought to be submitted as a supplement to the agenda announced in the call to the General Shareholders’ Meeting may be published in the Forum, together with requests for adherence to such proposals, initiatives to reach the percentage sufficient to exercise a minority right provided by law, and proxy offers or solicitations.

        The Forum is not a mechanism for online electronic conversation between the shareholders of Telefónica, S.A. and the voluntary associations they may create or a forum for electronic debate. The Forum is also not a channel for communication between Telefónica, S.A. and its shareholders and the associations they may create. The Forum is provided for the sole purpose of facilitating communications between Telefónica, S.A. shareholders and the voluntary associations they may create, on the occasion of the call to meeting and until the day the General Shareholders’ Meeting is held.

        Instructions for access to and use of the Forum may be found in the “2022 General Shareholders’ Meeting/Electronic Shareholders’ Forum” section.

PARTICIPATION OF A NOTARY AT THE MEETING

        The Board of Directors has resolved to request the participation of a Notary Public to draw up the minutes of the General Shareholders’ Meeting, pursuant to Section 203 of the Companies Act, read together with Sections 101 and 103 of the Regulations of the Commercial Registry.

PERSONAL DATA PROTECTION

        Data controller: Telefónica, S.A. (with Tax ID (CIF) A28015865 and a contact address for these purposes at Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2 - Oficina del Accionista, 28050 Madrid, or at accionistas@telefonica.com), is the controller of the personal data (among other, data regarding identification, contact, electronic signature, login credentials, shareholder or proxy-holder status and, if applicable, image and/or voice and connection IP address in the event of remote attendance) collected or generated for purposes of the General Shareholders’ Meeting pursuant to this announcement, either directly from the shareholders and proxy-holders or from the entities with which they have deposited their shares.

        Purposes of processing and bases for legitimate use: such personal data shall be processed in accordance with the General Data Protection Regulation and other applicable legal provisions, and for the following purposes: (i) to manage the exercise and control of shareholder rights (including verification of the identity and status of the shareholder or proxy-holder, management of registration for and access to the remote attendance platform, and recording of the call in the case of exercise of voting rights by telephone), (ii) to send information relating to the shareholder’s investment, (iii) to manage the call to and holding of the General Shareholders’ Meeting, and (iv) to allow for transparency and the public dissemination of the General Shareholders’ Meeting on the website of Telefónica, S.A., on the main social media networks and/or on other internet platforms used for this purpose by Telefónica, S.A., as well as by the accredited media.

        The processing of the personal data for the aforementioned purposes (i), (ii) and (iii) is carried out based on performance of the relationship between the shareholder and Telefónica, S.A. whereas the processing for purpose (iv) is carried out on the basis of Telefónica, S.A.’s legitimate interest in recording and disseminating the General Shareholders’ Meeting in accordance with the rules and principles of transparency that apply thereto. In compliance with Organic Law 1/1982, of May 5, on protection of the right to honor, personal and family privacy, and one’s own image, by attending the General Shareholders’ Meeting (whether in person or remotely), attendees authorize the taking of photographs, the audiovisual recording of image and/or voice, as well as the reproduction and/or publication and dissemination thereof upon the terms set forth above. Attendees may exercise their right of opposition regarding the processing of personal data arising from the recording of their image at any time, using the means specified in this clause. In this regard, Telefónica, S.A. advises that it will make available a space within the General Shareholders’ Meeting that is free of any recording or image capture, and where the data subjects in attendance who ask to not be recorded or have their images captured will be located.

        In addition to the foregoing, the personal data shall be processed to comply with any legal obligations to which Telefónica, S.A. is subject as data controller, the basis for legitimate use being compliance with legal obligations (e.g., money-laundering prevention regulations, statute of limitations on legal actions, etc.).

        Recipients of the personal data: such personal data regarding identification of the attendees and, in particular, their status as shareholders or proxy-holders, as applicable, shall be provided to the Notary, solely in relation to the preparation of the notarial minutes of the General Shareholders’ Meeting. The data processed by Telefónica, S.A. may also be provided to third parties in compliance with a legal obligation or requirement, as would be the case of a transfer to third parties duly entitled to exercise the right to receive information contemplated by applicable legal provisions. Moreover, attendees’ data might be accessible to the general public from any territory, including from outside the European Union, to the extent that the data subject makes a presentation during the General Shareholders’ Meeting. In this latter case, Telefónica, S.A. will adopt the safeguards required under applicable legal provisions on data protection to guarantee a level of data protection equivalent to that in the European Union.

        Security of the processing and storage limitation period: such personal data shall be processed in accordance with the most stringent and robust security measures and technical means in order to avoid the loss or misuse thereof or unauthorized access thereto, and shall be stored for the period of the relationship between the shareholder and Telefónica, S.A., and for an additional 6 years thereafter or such longer period as corresponds to the limitation period for any applicable legal or contractual claims.

        Exercise of data protection rights: the data subject may exercise the rights of access, rectification, objection, erasure, portability, restriction of processing, as well as the right to withdraw consent given, as applicable, by providing evidence of their identity in a letter or e-mail sent to the address mentioned above. In addition, it is hereby advised that Telefónica, S.A. has appointed a Data Protection Officer, who a data subject may contact through the e-mail address DPO_telefonicasa@telefonica.com to make any claim or request relating to the protection of their personal data for purposes of the General Shareholders’ Meeting. Finally, the data subject is hereby advised of their right to file a claim with the Spanish Data Protection Agency (Agencia Española de Protección de Datos) (www.aepd.es) if the data subject deems that the data protection rights thereof have been violated.

        Other aspects: The shareholder shall be the only party liable for filling out the forms requested thereof in connection with false, inaccurate, incomplete or non-current data. If the shareholder includes personal data of other individuals in the documents sent, and if a third party attends the General Meeting as a representative of the shareholder, the shareholder must advise them of the details set forth in the preceding paragraphs and comply with any other requirements that may apply for the proper transfer of the personal data to Telefónica, S.A.

FOR ANY ADDITIONAL INFORMATION, SHAREHOLDERS MAY CONTACT TELEFÓNICA’S SHAREHOLDER OFFICE BY CALLING TOLL-FREE AT 900 111 004, FROM 9:00 A.M. TO 7:00 P.M., MONDAY THROUGH FRIDAY OR BY SENDING AN E-MAIL TO accionistas@telefonica.com.

Madrid, March 4, 2022
Secretary of the Board of Directors

2022 General Shareholders’ Meeting
of Telefónica, S.A.

ORDINARY GENERAL SHAREHOLDERS’ MEETING
OF TELEFÓNICA S.A. - 2022 -

PROPOSED RESOLUTIONS SUBMITTED BY THE BOARD OF DIRECTORS TO THE SHAREHOLDERS FOR DECISION AT THE GENERAL SHAREHOLDERS’ MEETING

April 7/8, 2022

Telefónica, S.A.
Proposal regarding Item I on the Agenda: Individual and consolidated Annual Accounts, consolidated non-financial information and management of the Board of Directors of Telefónica, S.A. during fiscal year 2021.
I.1     Approval of the Annual Accounts and of the Management Report of both Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2021.
To approve the Individual Annual Accounts (Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes), the Consolidated Financial Statements -Consolidated Annual Accounts- (Statement of Financial Condition, Income Statement, Global Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes to the Consolidated Financial Statements), and the Management Reports of Telefónica, S.A. and its Consolidated Group of Companies for the fiscal year ended on December 31, 2021, as finalized by the Board of Directors at its meeting of February 23, 2022.
In the Individual Annual Accounts, the Balance Sheet as of December 31, 2021 discloses assets total, liabilities total and shareholders’ equity in the amount of 71,875 million euros each, and the Income Statement as of the end of the fiscal year shows a profit of 206 million euros.
In the Consolidated Financial Statements (Consolidated Annual Accounts), the Statement of Financial Condition as of December 31, 2021 discloses assets total, liabilities total, and shareholders’ equity in the amount of 109,213 million euros each, and the Income Statement as of the end of the fiscal year shows a profit attributable to the shareholders of the controlling Company in the amount of 8,137 million euros.
I.2    Approval of the Statement of Non-Financial Information of the Consolidated Group of Companies led by Telefónica, S.A. for fiscal year 2021 included in the Consolidated Management Report of Telefónica, S.A. and of its Group of Companies for such fiscal year.
    To approve the Statement of Non-Financial Information of the Consolidated Group of Companies led by Telefónica, S.A. for fiscal year 2021 included in the Consolidated Management Report of Telefónica, S.A. and of its Group of Companies for such fiscal year, and, specifically, the information regarding the climate change targets and the decarbonization plan contained in section 2.2 of such Report.
I.3    Approval of the management of the Board of Directors of Telefónica, S.A. during fiscal year 2021.
To approve the corporate management of the Board of Directors of Telefónica, S.A. during fiscal year 2021.
*    *    *

Proposal regarding Item II on the Agenda: Approval of the Proposed Allocation of the Profits/Losses of Telefónica, S.A. for fiscal year 2021.
To approve the following Proposed Allocation of the Profits/Losses of Telefónica, S.A. for the fiscal year ended December 31, 2021:

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 2 of 20

Telefónica, S.A.
To allocate the profit obtained by Telefónica, S.A. in fiscal year 2021, in the amount of 205,696,563.56 euros, as follows:
▪20,569,656.36 euros to the Legal Reserve.
▪185,126,907.20 euros to Voluntary Reserves.

*    *    *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 3 of 20

Telefónica, S.A.
Proposal regarding Item III on the Agenda: Re-election of the Statutory Auditor for fiscal year 2022.
Pursuant to the proposal made by the Audit and Control Committee, the Board of Directors submits the following resolution for approval of the shareholders at the General Shareholders’ Meeting:
To re-elect PricewaterhouseCoopers Auditores S.L, with registered office at Madrid, Torre PWC, Paseo de la Castellana 259 B and Tax Identification Code (C.I.F.) B-79031290 as Auditor of Telefónica, S.A. and its Consolidated Group of Companies, for fiscal year 2022.

*    *    *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 4 of 20

Telefónica, S.A.
Proposal regarding Item IV on the Agenda: Re-election, ratification and appointment of Directors, if applicable.
IV.1. To re-elect Mr. José María Abril Pérez as a Director for the bylaw-mandated term of four years, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, with the classification of Proprietary Director.
IV.2. To re-elect Mr. Ángel Vilá Boix as a Director for the bylaw-mandated term of four years, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, with the classification of Executive Director.
IV.3. To re-elect Ms. María Luisa García Blanco as a Director for the bylaw-mandated term of four years, following a proposal from the Nominating, Compensation and Corporate Governance Committee, with the classification of Independent Director.
IV.4. To re-elect Mr. Francisco Javier de Paz Mancho as a Director for the bylaw-mandated term of four years, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, with the classification of Other External Director.
IV.5    To ratify the interim appointment (co-option) of Ms. María Rotondo Urcola as a Director, approved by the Board of Directors at its meeting held on September 29, 2021, and to appoint her as a Director, for the bylaw-mandated term of four years, following a proposal from the Nominating, Compensation and Corporate Governance Committee, with the classification of Independent Director.
In addition, the ratification of any interim appointments of Directors that the Board of Directors might approve from the call to the General Meeting to the time immediately prior to the holding thereof will also be proposed to the shareholders at the General Shareholders’ Meeting.

*    *    *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 5 of 20

Telefónica, S.A.
Proposal regarding Item V on the Agenda: Setting the number of members of the Board of Directors at fifteen.
Pursuant to the provisions of Article 29 of the By-Laws, to set the number of members of the Board of Directors at fifteen.

*    *    *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 6 of 20

Telefónica, S.A.
Proposal regarding Item VI on the Agenda: Reduction of share capital through the cancellation of own shares, excluding the right of creditors to object, amending the text of Article 6 of the By-Laws relating to share capital.
A)To reduce the share capital of Telefónica, S.A. (“Telefónica” or the “Company”) by the amount of 139,275,057 euros, by means of the cancellation of 139,275,057 own shares of the Company currently held as treasury stock (representing, approximately, 2.41% of the Company's current share capital).
    The reduction in share capital will not entail a return of contributions to the shareholders, since the Company itself is the owner of the shares which, where appropriate, will be cancelled, and will be made with a charge to unrestricted reserves, by means of the funding of a reserve for cancelled share capital in an amount equal to the par value of the cancelled shares (i.e. in the amount of 139,275,057 euros), which may only be used in compliance with the same requirements as those established for a reduction in share capital, by application of the provisions of Section 335 c) of the Companies Act (Ley de Sociedades de Capital).
    Accordingly, as laid down in such section, the creditors of the Company will not have the right to oppose the reduction provided for in Section 334 of the Companies Act in connection with the approved reduction in share capital.
    It is hereby stated for the record, in order to comply with the provisions of Section 411.1 of the Companies Act, that the consent of the bondholders’ syndicate for the outstanding issues of debentures and bonds is not required, since the approved capital reduction does not reduce the original ratio between the sum of capital plus reserves and the amount of the debentures pending repayment.
The capital reduction must be implemented within one year from the adoption of this resolution.
B)    To authorize the Board of Directors so that, within a period of one year from the adoption of this resolution, it may determine those circumstances that have not been expressly established in this resolution or that are a result thereof, and to adopt the resolutions, take the actions and execute the public or private documents that may be necessary or appropriate for the full execution of the approved reduction in share capital, including, by way of example, publication of the legally required notices, submission of the appropriate applications and giving the appropriate notices to delist the cancelled shares from the Stock Exchange. The delegation includes the power to amend the text of Article 6 of the By-Laws relating to share capital.
The Board of Directors is expressly authorized to in turn delegate to the Executive Commission or the Executive Chairman of the Board of Directors the powers referred to in this resolution, without prejudice to the powers of attorney that may be granted to any person for specific acts of execution.
*    *    *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 7 of 20

Telefónica, S.A.
Proposal regarding Item VII on the Agenda: Shareholder compensation.
VII.1.- Shareholder compensation by means of a scrip dividend. Approval of an increase in share capital with a charge to reserves by such amount as may be determined pursuant to the terms and conditions of the resolution, through the issuance of new ordinary shares having a par value of one euro each, and with a provision for incomplete allotment. Offer to the shareholders to purchase their free allotment rights at a guaranteed price.
1.-    Capital increase with a charge to reserves
    Approval of an increase in share capital in the amount resulting from multiplying (a) the par value of one euro per share of Telefónica, S.A. (“Telefónica” or the “Company”) by (b) the number of new shares of the Company to be determined using the formula indicated under section 2 below. The capital increase will be carried out by means of the issuance and flotation of new ordinary shares, having a par value of one euro each, of the same class and series as those that are currently outstanding, represented by book entries.
    The capital increase will be carried out in its entirety with a charge to one of the reserves provided for in Section 303.1 of the Companies Act (Ley de Sociedades de Capital).
    The new shares will be issued at par, i.e., at their nominal value of one euro, without a share premium, and will be allotted without charge to those shareholders who exercise their free allotment rights.
    Pursuant to the provisions of Section 311 of the Companies Act, provision is made for the possibility of an incomplete allotment of the capital increase in the event that the Company, a company within its Group or a third party waives part or all of the free allotment rights to which they are entitled at the time of implementation of the increase. In the event of such incomplete allotment, the share capital will be increased by the corresponding amount.
2.-    New shares to be issued
The maximum number of new shares to be issued will be the number resulting from the application of the following formula, rounded down to the nearest whole number:
NNS = TNShrs / Number of rights
Where:
“NNS” is the maximum number of new shares to be issued;
“TNShrs” is the number of shares of the Company on the date it is resolved to implement the capital increase; and
“Number of rights” is the number of free allotment rights required for the allotment of one new share, which will be the number resulting from applying the following formula, rounded up to the nearest whole number:
Number of rights = [TNShrs x ListPri] / Reference Amount
Where:

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 8 of 20

Telefónica, S.A.
“Reference Amount” will be the market reference value of the capital increase, which will be the result of applying the following formula:
Reference Amount = TNShrs x 0.15 x ListPri / (ListPri - 0.15)
which may not exceed the sum of 950,000,000 euros.
“ListPri” is the arithmetic mean of the average weighted prices of the shares of the Company on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil Español) during the 5 trading sessions closed prior to the resolution of the Board of Directors to carry out the capital increase, rounded to the nearest one-thousandth of a euro and, in the case of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth. In any case, ListPri may not be less than the par value of the shares of Telefónica, such that if the result of such calculation is less, ListPri will be equal to one euro.
    The maximum number of new shares to be issued thus calculated will be subject to the corresponding rounding to obtain a whole number of shares (by rounding the result down to the nearest whole number) and a rights-to-shares conversion ratio that is also whole (by rounding the result up to the nearest whole number). Additionally, and for the same purposes, the Company (or any entity within its Group that holds shares of the Company) will waive the free allotment rights corresponding thereto as provided in section 3 below.
3.-    Free allotment rights
    Each share of the Company will grant one free allotment right.
    The number of free allotment rights required to receive one new share will be automatically determined according to the ratio existing between the maximum number of shares to be issued (NNS) and the number of shares of the Company at the date it is resolved to carry out the capital increase (TNShrs), calculated in accordance with the formula set forth in section 2 above. Specifically, the shareholders will be entitled to receive one new share for in the corresponding proportion for as many free allotment rights, determined as provided in section 2 above (Number of rights), as they hold.
    In the event that the number of free allotment rights required for the allotment of one new share (Number of rights) multiplied by the maximum number of new shares to be issued (NNS) results in a number that is lower than the number of shares of the Company on the date it is resolved to carry out the capital increase (TNShrs), the Company (or any entity within its Group that holds shares of the Company) will waive a number of free allotment rights equal to the difference between both figures, solely for the purpose of the number of new shares being a whole number and not a fraction.
    The free allotment rights will be allotted to the shareholders who appear as being entitled thereto in the book-entry records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) on the relevant date in accordance with applicable rules governing the clearing and settlement of securities.
    The free allotment rights will be transferable on the same conditions as the shares from which they derive. The free allotment rights may be traded on the Spanish continuous market during the term determined by the Board of Directors, subject to a minimum of fourteen calendar days. Sufficient free allotment rights in the proportion required to subscribe for new shares may be acquired on the market during said trading period.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 9 of 20

Telefónica, S.A.
    Once the period for trading the free allotment rights has ended, the new shares that it has not been possible to allot will be held on deposit for those who provide evidence that they are the lawful holders of the corresponding free allotment rights. Upon the passage of three years from the end of the aforementioned period for trading the free allotment rights, the new shares that are still pending allotment may be sold, for the account and risk of the interested parties, in accordance with the provisions of Section 117 of the Companies Act. The net proceeds from such sale will be kept available for the interested parties as provided by applicable law.
4.-    Irrevocable undertaking to purchase the free allotment rights
    The Company, or such company of its Group as may be determined, will assume an irrevocable undertaking to purchase the free allotment rights at the price set forth below, exclusively in favor of the shareholders who were originally allotted the rights and solely in relation to the initially allotted rights, and the purchase undertaking may not be enforced with respect to free allotment rights that are acquired on or outside of the market.
    The purchase undertaking will be effective during such term as is established by the Board of Directors, within the period for trading the rights. For such purpose, the Company, or the corresponding company of its Group, is authorized to acquire such free allotment rights (as well as the shares corresponding thereto) up to the maximum limit of the total number of rights issued, subject to compliance with legal limitations in all cases.
    The purchase price of each free allotment right under the purchase undertaking (Purchase Price) will be equal to the amount resulting from the following formula, rounded to the nearest one-thousandth of a euro, and in the case of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth of a euro:
Purchase Price = ListPri / (Number of rights + 1)
    By decision of the Board of Directors, the Company may acquire the free allotment rights as a result of the purchase undertaking in part or in full, with a charge to results for the fiscal year or one of the reserves provided for in Section 303.1 of the Companies Act.
    Provision is made for the Company to waive the exercise of the free allotment rights acquired pursuant to the aforementioned purchase undertaking, such that the share capital will be increased only by the amount corresponding to the free allotment rights that have not been waived.
5.-    Balance sheet for the transaction and reserve to which the increase will be charged
    The balance sheet used as the basis for the transaction is the balance sheet as of December 31, 2021, duly audited and approved by the shareholders at this General Shareholders’ Meeting.
    As noted above, the capital increase will be made in its entirety with a charge to one of the reserves provided for in Section 303.1 of the Companies Act. When implementing the increase, the Board of Directors will determine the reserve or reserves to be used and the amount thereof in accordance with the balance sheet used as the basis for the transaction.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 10 of 20

Telefónica, S.A.
6.-    Representation and rights of the new shares
    The new shares that are issued will be represented by book entries, the book-entry registration of which is entrusted to Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) and its participating entities.
    The new shares that are issued will give their holders the same rights as the currently outstanding ordinary shares of the Company as from the date on which the increase is declared to be subscribed and paid up.
7.-    Application for admission to official trading
    Application will be made for admission of the new shares issued to trading on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market), by taking such steps and actions as are necessary or appropriate and submitting the required documents to the competent bodies of the foreign Stock Exchanges on which the shares of the Company are listed (currently, through ADSs, in New York and Lima) in order for the new shares that are issued to be admitted to trading. It is expressly stated for the record that the Company submits to the Stock Exchange rules that may now or hereafter exist, and especially regarding trading, continued listing on and delisting from official markets.
    It is expressly stated for the record and for appropriate legal purposes that in the event of a subsequent request for delisting of the Company’s shares, such delisting will be carried out with such formalities as apply thereto and, in such event, the interests of the shareholders opposing or not voting on the resolution to delist will be safeguarded, in compliance with the requirements set out in applicable legal provisions.
8.-    Implementation of the increase
Within a period of one year from the date of this resolution, the Board of Directors may resolve, if it so deems appropriate, to implement the increase and set the date of implementation and terms and conditions thereof to the extent not provided for in this resolution.
If the Board of Directors does not consider it advisable to implement the increase from the perspective of the corporate interest in view of the conditions affecting the market or the Company or those arising from any circumstance or event of social or financial significance to the Company, it may refrain from implementing such increase and must report such decision to the shareholders at the next General Shareholders’ Meeting.
At the end of the period for trading the free allotment rights:
(a)The new shares will be allotted to the holders of free allotment rights, according to the records of IBERCLEAR and its participating entities, in the required proportion resulting from section 3 above.
(b)The Board of Directors will close the period for trading the free allotment rights and will record the application of an amount of reserves equal to the capital increase, with the increase thus being fully paid up.
Additionally, at the end of the period for trading the free allotment rights, the Board of Directors will adopt the resolutions required to amend the By-Laws in order to

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 11 of 20

Telefónica, S.A.
reflect the new amount of share capital and the new number of shares resulting from the capital increase and to apply for admission of the new shares that are issued to trading on the Spanish Stock Exchanges, as well as on any other Stock Exchanges or markets where the Company’s shares are listed.
9.-    Delegation of powers for implementation of the increase
    Pursuant to the provisions of Section 297.1.a) of the Companies Act and within a period of one year as from the date of approval of this resolution, the Board of Directors (with express powers of sub-delegation) is authorized to implement the capital increase, setting the date of implementation and the terms and conditions thereof to the extent not provided for in this resolution.
    By way of example and without limitation, the following powers are delegated to the Board of Directors, with express powers of sub-delegation, to execute and implement the capital increase:
(i)To set the date on which the capital increase is to be carried out, which in all cases will be within a period of one year from the approval of this resolution, and to determine the specific implementation schedule as well as the reserves from among those provided for in Section 303.1 of the Companies Act with a charge to which such increase will be implemented.
(ii)To determine the amount of the capital increase, the number of new shares, the Reference Amount within the limit set forth in section 2 above and the number of free allotment rights required for the allotment of a new share, all in accordance with the provisions in the foregoing sections of this resolution.
(iii)To establish the duration of the period for trading the free allotment rights, subject to a minimum of fourteen calendar days, as well as to determine such other date, term or period as is required or appropriate to carry out the capital increase.
(iv)To set, within the period that is established for trading the free allotment rights, the term during which the undertaking to purchase the free allotment rights will be effective and may be exercised, on the aforementioned terms and setting the terms and conditions thereof to the extent not provided for in this resolution.
(v)To set the period during which the purchase undertaking will be in effect and to comply therewith, paying the corresponding sums to the holders of free allotment rights who have accepted said undertaking.
(vi)To waive such number of free allotment rights as is necessary to adjust the proportion of allotment of new shares to the free allotment rights that are acquired pursuant to the purchase undertaking and to any other free allotment rights that it is necessary or appropriate to waive.
(vii)To waive the free allotment rights that are acquired in the exercise of the purchase undertaking and, thus, the new shares corresponding to such rights.
(viii)To declare the capital increase implemented and closed after the end of the period for trading the free allotment rights, determining incomplete subscription where applicable, and executing such public and private documents as are necessary or appropriate to implement the capital increase in part or in full, amending the text of Article 6 of the By-Laws relating to share capital.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 12 of 20

Telefónica, S.A.
(ix)To draw up, execute and submit all necessary or appropriate documentation and to take all necessary or appropriate actions in order for the new shares to be included in the book-entry records of IBERCLEAR and admitted to listing on the Spanish and foreign Stock Exchanges on which the Company’s shares are listed, in accordance with the procedures established at each of such Stock Exchanges, assuming responsibility for the content of said documentation, as well as to draw up, execute and submit such additional, supplementary or complementary information or documentation as is required or appropriate, with the power to request the verification and registration thereof.
(x)To carry out any action, take any step or make any declaration before the National Stock Market Commission (Comisión Nacional del Mercado de Valores), the Exchange Management Companies (Sociedades Rectoras de las Bolsas), the Spanish Stock Exchange Company (Sociedad de Bolsas), IBERCLEAR and any other public or private body, entity or registry, whether Spanish or foreign, to secure the authorization, verification and implementation of the issuance whenever necessary or appropriate, as well as the admission to trading of the new shares and the free allotment rights.
(xi)To draw up and publish such notices as are necessary or appropriate for such purpose.
(xii)To draw up, sign, execute and, if applicable, certify any kind of document relating to the capital increase, including but not limited to such public and private documents as are required.
(xiii)To carry out the necessary or appropriate actions and establish the necessary or appropriate mechanisms and processes for compliance with all tax obligations arising from the implementation of the scrip dividend resolution, including any withholdings and/or payments on account (in cash or in kind) that are required by law at any time.
(xiv)To take all such actions as are necessary or appropriate to implement and formalize the capital increase with any public or private entities or agencies, whether Spanish or foreign, including acts for purposes of representation or supplementation or to cure defects or omissions that might prevent or hinder the full effectiveness of the foregoing resolutions.
    The Board of Directors is expressly authorized to in turn delegate to the Executive Commission or the Executive Chairman of the Board of Directors the powers to which this resolution refers, all without prejudice to the powers that may be granted to any person for specific acts of execution.
VII.2.- Shareholder compensation by means of the distribution of dividends with a charge to unrestricted reserves.
To approve the distribution of dividends in cash with a charge to unrestricted reserves, through the payment of the fixed amount of 0.15 euro to each of the existing shares of Telefónica, S.A. entitled to participate in such distribution.
Payment will be made in cash on the day of December 2022 that the Board of Directors designates, through the entities members of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR). The Company will announce the exact date of payment in due course. The ex-date is expected to be no later than December 16.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 13 of 20

Telefónica, S.A.

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ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 14 of 20

Telefónica, S.A.
Proposal regarding Item VIII on the Agenda: Approval of a Global incentive share purchase Plan for shares of Telefónica, S.A. for the Employees of the Telefónica Group.
To approve a Global incentive share purchase Plan for shares of Telefónica, S.A. (hereinafter, the “Plan”), aimed at Employees of the Telefónica Group, including the Senior Executive Officers, and at the Executive Directors of Telefónica, S.A., in accordance with the following basic terms and conditions:
1.Description of the Plan: For purposes of aligning the interests of the Employees of the Telefónica Group, including the Senior Executive Officers, and those of the Executive Directors of Telefónica, S.A., with those of its shareholders, the Plan offers the opportunity to acquire shares of Telefónica, S.A. with the latter undertaking to deliver free of charge a certain number of additional shares of Telefónica, S.A. to the recipients who join the Plan, provided that certain requirements are complied with.
2.Recipients of the Plan: The Employees of the Telefónica Group (including the Senior Executive Officers) and the Executive Directors of Telefónica, S.A. who comply at any time with the requirements of seniority or other requirements as to suitability that the Board of Directors of Telefónica, S.A. may establish for such purpose in order to join the Plan will be recipients of the Plan. The recipients who join the Plan by complying with the formalities and requirements established at any time for such purpose will be hereinafter referred to as the “Participants.”
3.Duration of the Plan: The Plan will have a minimum duration of eighteen (18) months and a maximum duration of four (4) years as from its implementation, which must take place within the maximum term of eighteen (18) months as from the date of this resolution.
The Plan will have a one (1)-year period for the purchase of shares (hereinafter, the “Purchase Period”) and a share holding period (hereinafter, the “Holding Period”) that will have a duration of at least six (6) months as from the end of the Purchase Period.
4.Acquisition procedure: The Participants will have the opportunity to acquire shares of Telefónica, S.A. at their market value by means of an investment agreement (the “Investment Agreement”) under which the Participants will determine the portion of their remuneration that they wish to allocate to such purpose during the Purchase Period.
The specific amount that each Participant may allocate to the acquisition of shares of Telefónica, S.A. (the “Acquired Shares”) will be determined by the Board of Directors once the number of Participants and the total amount that the Group of Participants wish to allocate to the acquisition of shares are known. In no case may the amount exceed 1,800 euros per Participant, and the Board of Directors may establish a lower amount.
5.Free-of-charge delivery of additional shares based on the Acquired Shares: The Participants will have the right to the free-of-charge delivery of additional shares of Telefónica, S.A. (hereinafter, the “Additional Shares”) at the end of the Holding Period, based on the number of Acquired Shares under the Plan and provided that the Acquired Shares are held at the end of such period. If part or all of the Acquired Shares are sold before the end of the Holding Period, the

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Telefónica, S.A.
Participant will lose the right to the free-of-charge delivery of the Additional Shares corresponding to the Acquired Shares that have been sold.
Additionally, the Board of Directors may resolve to grant the Participants the right to receive the amount of the financial rights arising out of the Additional Shares, or equivalent compensation, as from the purchase of the Acquired Shares.
At the commencement of the Purchase Period, the Board of Directors will determine the proportion of Additional Shares to be delivered at the end of the Holding Period for each of the Acquired Shares. However, a Participant will receive a maximum of one Additional Share for each Acquired Share.
The free-of-charge delivery of Additional Shares will be subject in particular to (i) the Participant remaining within the Telefónica Group until the end of the Holding Period and (ii) the respective Acquired Shares being held until the end of the Holding Period. The Board of Directors may establish such additional conditions or exceptions thereto as it deems appropriate.
6.Possible additional free-of-charge delivery of up to 100 shares to each Participant to mark the 100th anniversary of Telefónica, S.A.: In order to mark the 100th anniversary of the establishment of Telefónica, S.A. (April 19, 2024), each Participant may receive, in addition to the Additional Shares and free of charge, up to 100 shares of Telefónica, S.A. upon the terms and conditions established, if applicable, by the Board of Directors after a favorable report from the Nominating, Compensation and Corporate Governance Committee.
In particular, the Board of Directors, after a favorable report from the Nominating, Compensation and Corporate Governance Committee, will determine the number of shares of Telefónica, S.A. that each Participant may receive under the provisions of this section 6 within the maximum limit of 100 shares mentioned in the preceding paragraph, as well as the delivery date.
7.Maximum number of shares to be delivered free of charge in implementation of the Plan: The maximum number of shares to be delivered free of charge to the Participants in implementation of the Plan will be the result of (a) dividing the amount allocated to the Plan by the Board of Directors by the weighted cost of acquisition of the shares to be delivered, taking into account the price at which the Acquired Shares have been purchased in execution of the various Investment Agreements during the Purchase Period, and (b) adding the free-of-charge shares, if any, delivered to the Participants pursuant to the provisions of section 6 above.
The Board of Directors will determine, upon a prior report from the Nominating, Compensation and Corporate Governance Committee, the overall amount allocated to the Plan. In any event, the amount allocated to the delivery of shares shall not exceed 2,500 euros per Participant.
Out of the total of free-of-charge shares to be delivered under the Plan, the maximum number to be delivered to each Executive Director of Telefónica, S.A. (including the Additional Shares and the shares referred to in section 6 above) will be 764 shares of one euro nominal value.
In any event, the total of free-of-charge shares to be delivered for the whole Plan (including the Additional Shares and those referred to in section 6 above) may never exceed 0.38% of the share capital of Telefónica, S.A. at the date of approval of this resolution.

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Telefónica, S.A.
8.Source of the shares to be delivered free of charge in implementation of the Plan: Subject to compliance with the legal requirements established for such purpose, the shares to be delivered free of charge to the Participants in implementation of the Plan may be (a) treasury shares of Telefónica, S.A. that either Telefónica, S.A. itself or any company of its Group has acquired or acquires; or (b) newly-issued shares of Telefónica, S.A.
To authorize the Board of Directors, to the broadest extent possible, with the Board of Directors being able to delegate such powers to the Executive Commission, the Nominating, Compensation and Corporate Governance Committee, the Executive Chairman of the Board of Directors, the Chief Operating Officer, or any other person expressly empowered by the Board of Directors for such purpose, to implement this resolution and to implement, at the time and in the manner that it deems appropriate, develop, formalize, execute and make payments under the Plan, adopting such resolutions and signing such public or private documents as are necessary or appropriate in order for it to be fully effective, including the power to remedy, correct, amend or supplement this resolution. And, in general, to adopt such resolutions and perform such actions as are necessary or merely appropriate for the successful implementation of this resolution and the implementation, execution and settlement of the Plan, including but not limited to the following powers, always within the framework of the terms and conditions established in this resolution:
(a)To implement and execute the Plan when it deems it appropriate and in the specific form that it considers suitable.
(b)To develop and set the specific conditions of the Plan as to all matters not provided for in this resolution, including but not limited to establishing the overall amount allocated to the Plan, any terms and conditions that must be fulfilled for the free-of-charge delivery of up to 100 shares to each Participant pursuant to the provisions of section 6 above, as well as the exact number of shares to be delivered to the Participants, if applicable, the terms and conditions of the Investment Agreements with Participants, the possibility of establishing circumstances for early settlement of the Plan, as well as establish, among other things, the dates for acquisition of shares during the Purchase Period, the duration of the Holding Period and the delivery date of the Additional Shares and, if applicable, of the free-of-charge shares referred to in section 6 above, all in implementation of the Plan.
(c)Insofar as the legal system applicable to any Participants or to particular companies of the Telefónica Group requires or makes it advisable or if it is necessary or appropriate for legal, regulatory, operational or other similar reasons, to adapt the basic conditions set forth on a general or particular basis, including but not limited to the possibility of adapting the share delivery mechanisms, without altering the maximum number of shares linked to the Plan, providing for and effecting the partial or total settlement of the Plan in cash, without the physical delivery of shares, establishing different durations of the Holding Period for different categories of Participant, adapting the delivery period for Additional Shares, as well as establishing the procedure for payment of compensation equivalent to the financial rights attaching to the Additional Shares.
(d)To decide not to implement or to cancel the Plan, in whole or in part, at any time before the commencement date of the Purchase Period, including the ability not to deliver the shares referred to in section 6 above, as well as to

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Telefónica, S.A.
exclude certain Groups of potential Participants or companies of the Telefónica Group when the circumstances make it advisable to do so.
(e)To draw up, enter into and file such notices and supplementary documentation as are necessary or appropriate with any public or private body for purposes of the implementation, execution or settlement of the Plan, including the respective prior notices and prospectuses, if necessary.
(f)To perform any action or activity or make any declaration before any public or private body, entity or registry to obtain any necessary authorization or verification for the implementation, execution or settlement of the Plan and the free-of-charge delivery of the Telefónica, S.A. shares.
(g)To negotiate, agree on and enter into such contracts of any kind with financial entities or other entities at its discretion, on the terms and conditions it deems appropriate, as are necessary or suitable for the better implementation, execution or settlement of the Plan, including when necessary or appropriate due to the legal system applicable to any Participants or to particular companies of the Telefónica Group or if necessary or appropriate for legal, regulatory, operational or other similar reasons, establishing any legal device (including trusts or other similar devices) or reaching agreements with any kind of entity for the deposit, custody, holding and/or administration of the Additional Shares and/or the subsequent delivery thereof to the Participants within the framework of the Plan.
(h)To draw up and publish such announcements as are necessary or appropriate.
(i)To draw up, enter into, execute and if applicable certify any kind of document relating to the Plan.
(j)And, in general, to carry out such actions, adopt such decisions and execute such documents as are necessary or merely appropriate for the validity, effectiveness, implementation, development, performance, settlement and successful implementation of the Plan and of the previously adopted resolutions.

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Telefónica, S.A.
Proposal regarding Item IX on the Agenda: Delegation of powers to formalize, interpret, rectify and carry out the resolutions adopted by the shareholders at the General Shareholders’ Meeting.
To authorize, on a several basis, the Executive Chairman of the Board of Directors, the Chief Operating Officer, the Secretary of the Board of Directors and the Deputy Secretary of the Board of Directors, such that, without prejudice to any other delegations included in the foregoing resolutions and any existing powers of attorney to convert resolutions into public instruments, any of them may formalize and implement the foregoing resolutions, with the power for such purpose to execute the public or private documents that may be necessary or appropriate (including documents for purposes of interpretation, clarification, further development, supplementation, correction of errors and curing of defects) for the most correct performance thereof and for the registration thereof, to the extent required, with the Commercial Registry or any other public registry, as well as to deposit the accounts of the Company and its Group.

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Telefónica, S.A.
Proposal regarding Item X on the Agenda: Consultative vote on the 2021 Annual Report on Director Remuneration.
To approve, on a consultative basis, the Annual Report on Director Remuneration for fiscal year 2021.
It is hereby stated for the record that the full text of such Report has been made available to the shareholders, along with the other documentation relating to this General Shareholders’ Meeting, since the date of the call to meeting.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 4, 2022	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors